UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT TO THE MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 30TH, 2023.

1. Date, Time and Place: On October 30th, 2023, at 04:00 p.m, held virtually as if it had taken place at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the internal rules of the Board and the meeting has had the presence of all the members of the Company's Board of Directors: Messrs. Oscar de Paula Bernardes Neto – Chairman of the Board of Directors, José Guimarães Monforte – Vice-Chairman of the Board of Directors, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Porciúncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho and Enéas Pestana.

3. Conduction of the Meeting: Chairman: Oscar de Paula Bernardes Neto; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the Management Report and the Financial Statements and Explanatory Notes for the period ended September 30, 2023; (ii) Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase; (iii) Election of Corporate Governance Secretary.

5. Resolutions: The members of the Board of Directors discussed and decided on the following:

5.1 Analysis and deliberation on the Management Report and the Financial Statements and Explanatory Notes for the period ended September 30, 2023: the Management Report and the Quarterly Information and Explanatory Notes for the period ended September 30, 2023 were presented.

After discussions, based on the favorable recommendation of the Audit Committee and the unqualified report of the Company's independent auditors, the Members of the Board of Directors, unanimously and without reservations, resolved to approve the Quarterly Information and Explanatory Notes for the period ended September 30, 2023.

Subsequently, the Members authorized the Company's Executive Board to take all necessary measures for the disclosure of the Quarterly Financial Information approved herein by sending it to the Securities and Exchange Commission – CVM, to B3 S.A. – Brasil, Bolsa, Balcão and the SEC – Securities and Exchange Commission.

5.2       Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase: Mrs. members of the Board of Directors discussed (i) the Company’s Stock Option Compensation Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan” and, together with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to the Serie B7 of the Compensation Plan, and to the Serie C7 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$1,559,323.28 (one million, five hundred fifty-nine thousand, three hundred and twenty-three reais and twenty-eight cents), by means of the issuance of 213,458 (two hundred and thirteen thousand, four hundred and fifty-eight) common shares, as follows:

(i) 11,488 (eleven thousand, four hundred and eighty-eight) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$114.88 (one thousand and fourteen reais and eighty-eight cents), due to the exercise of options from Serie B7; (ii) 201,970 (two hundred and one thousand, nine hundred and seventy) common shares, at the issuance price of R$7.72 (seven reais and seventy-two cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$1,559,208.40 (one million, five hundred and fifty-nine thousand, two hundred and eight reais and forty cents), due to the exercise of options from Serie C7;

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$1,268,926,061.74 (one billion, two hundred and sixty-eight million, nine hundred twenty-six thousand and sixty-one reais and seventy-four cents) to R$1,270,485,385.02 (one billion, two hundred and seventy million, four hundred and eighty-five thousand, three hundred and eighty-five reais and two cents), fully subscribed and paid for, divided into 1,351,677,000 (one billion, three hundred and fifty-one million and six hundred and seventy-seven thousand) common shares with no par value.

5.3       Election of Corporate Governance Secretary: Firstly, Ms. Aline Pacheco Pelucio presented her resignation as Corporate Governance Secretary as of October 30th, 2023. The Members thanked her for the work during the transition period. Thereafter, they elected Ms. Tamara Rafiq Nahuz as Corporate Governance Secretary of the Company's Board of Directors, starting on October 31st, 2023.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so. that these minutes were drawn up. Then the meeting was resumed, and these minutes were read and agreed. Rio de Janeiro, October 30th, 2023. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Pestana, Leila Abraham Loria, Leonardo Porciúncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho.

Rio de Janeiro, October 30th, 2023.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.